Exhibit 4.1

                       TENTATIVE AGREEMENT

                          June 13, 1999


The new collective bargaining agreements shall be effective
August 1, 1999 and shall become amendable on January 31, 2001.

Amendments to the M & R, PSE and F/A Agreements shall include only those items listed below:

1) All of the tentative agreements that have been signed or initialed off by the parties as of June 13, 1999.

2)   Hourly Rates of Pay


                         8/1/1999        8/1/2000
      Mech & Related       8.5%             3%
      PSE                  8.5%             3%
      F/A                 15.25%            3%

3) Marx Award Settlement for Flight Attendants and Settlement of the M & R Grievances.

     Marx Award Settlement:                     *$25 million

     This amount shall be paid as follows:

          Thirty (30) days following August 1, 1999:    $11.0 million
          August 1, 2000:                               $11.0 million
          August 1, 2001:                               $ 3.0 million

     *Includes FICA

     The Company shall distribute the Marx Award Settlement amount in the manner directed by the IAM.

     TWA and the IAM agree to settle the grievances described in paragraph 9 below for ten million dollars ($10,000,000).
     The Company shall distribute this payment in the manner directed by the IAM upon receipt of the proceeds from the sale of Worldspan. If the Company has not received proceeds from the sale of Worldspan by November 1, 2001 the Company shall pay one-half of its obligation on the first business day thereafter with the balance due and payable August 1, 2002.

     All payments provided for in this paragraph shall not be deemed to be wages for purposes of any benefit contributions the Company is obligated to make for IAM represented employees.

4)   Retirement

     Contribution to the IAM National Pension Plan effective
     March 1, 2000.

     Mechanic and Above:       $1.00 per hour to a maximum of 40
                               hours per week.

     Below Mechanic and PSE:   $0.75 per hour to a maximum of 40
                               hours per week.

     Contribution to the IAM National Pension Plan effective
     January 1, 2001.

     Flight Attendants:  $0.50 per hour to a maximum of 173 hours per month based on flight credit hours
                         of up to seventy-three (73) hours per
                         month multiplied by two point three
                         seven (2.37).

5)   License Premium:    Effective August 1, 1999:    $1.00 per license.
                         Effective August 1, 2000:    $1.50 per license.

6)   Mechanic Skill Pay  Effective August 1, 2000:    $1.00 per hour for all
                         Mechanic and above.

7)   Floating Holidays   Effective January 1, 2000:   Two additional floating
                         holidays for PSE and M & R employees.

8)   3 1/2 Million       Three and one-half (3 1/2) million shares of TWA
     Shares of Stock:    Common Stock shall be issued as follows:

                         As soon as practicable following ratification and fulfillment of all necessary requirements associated with the registration, listing, issuance and distribution of stock certificates, the Company will distribute five hundred thousand (500,000) shares of TWA common stock to IAM represented flight attendants. Distribution of such shares of stock will be determined by the IAM in its sole discretion.

                         On July 31, 2000 or as soon as practicable after fulfillment of all necessary requirements associated with the registration, listing, issuance and distribution of stock certificates, the Company will distribute one million (1,000,000) shares of TWA common stock to IAM represented employees. Distribution of such shares of stock will be determined by the IAM in its sole discretion.

                         On January 31, 2001 or as soon as practicable after fulfillment of all necessary requirements associated with the registration, listing, issuance and distribution of stock certificates, the Company will distribute one million (1,000,000) shares of TWA common stock to IAM represented employees. Distribution of such shares of stock will be determined by the IAM in its sole discretion.

                         On January 31, 2002 or as soon as practicable after fulfillment of all necessary requirements associated with the registration, listing, issuance and distribution of stock certificates, the Company will distribute one million (1,000,000) shares of TWA common stock to IAM represented employees. Distribution of such shares will be determined by the IAM in its sole discretion.

9)   Other issues:

     RJs/Code Share      See attached

     Station Staffing    See attached

     Facilities          Delete Letter of Agreement signed August 31, 1994
                         (page 38 of the TWA/IAM Amendment Signed
                         August 31, 1994).

                         See Attached for details on other facilities.

      New Equipment      Eliminate flight attendant 6 month new equipment
      F/A Staffing       provision [27(b)].

      Crew Rest Seats    4 F/C rest seat obligation for flight attendants
                         reduced to a obligation for 2 F/C rest seats.

      World Span         See Attached
      Collateral

      Grievances         All outstanding Mechanic and Related grievances
                         regarding scope, work jurisdiction and outsourcing, and all "me too" grievances and the pending arbitration over the Progression Agreement, are withdrawn in exchange for the Grievance Settlement.

      Litigation         Withdrawal of all pending litigation, including
                         contempt proceedings

      Advisor and        $1,382,000 for all past professional services
      Legal Fees         through June 13, 1999 (to be paid no later than
                         90 days following ratification).

                         Letter of Agreement attached for future
                         professional services.

      Language Changes   Eliminate profit sharing language
                         Eliminate "Me Too"

      Vacation Allotment Effective January 1, 2001 flight attendant vacation allotments will snap back to pre-1992 levels.
                         The maximum vacation days will be thirty-six
                         (36) days.

      MCI Mini Agreement As agreed to by the parties in MCI.

      Fixed Daily Rate   Personal illness trips missed bank of sixty (60)
                         hours per year; once depleted the flight attendant will receive four hours per day for each day of a scheduled flight activity.

                         Daily rate for flight attendants vacations fixed at 2:30 per day.

      Flex Benefit       Payment due flight attendants from a 1992
      Payment            contractual provision is satisfied by this Agreement.

      Mexico and         Effective August 1, 1999 flight attendants scheduled
      Caribbean          to work on flights to and from these locations will
                         be compensated at international rates of pay and will continue to be scheduled utilizing the domestic work rules.

      Reserve Schedule   Effective September 1, 1999 flight attendant reserve
                         schedule holders shall receive a pay guarantee equal to seventy-five (75) hours pay and credit. In addition reserve schedule holders shall receive twelve (12) days off.

      IAM Insignia       The Company will provide IAM insignias affixed on
                         replacement uniform shirts for Mechanic and Related not later than January 1, 2000.


AGREED this 13th day of June, 1999.

For the Company:                        For the IAM:

______________________                  ______________________

______________________                  ______________________

Dated:   June _____, 1999

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